

FEDERATED PRUDENT DOLLARBEAR FUND A SPECIAL MEETING TO BE HELD ON 09/14/17 AT 10:00 A.M. EDT
FOR HOLDERS AS OF 07/17/17

* ISSUER CONFIRMATION COPY - INFO ONLY *

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THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 09/14/17 FOR FEDERATED PRUDENT DOLLARBEAR FUND A
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM ** A **

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THIS SPACE INTENTIONALLY LEFT BLANK

PLEASE INDICATE YOUR VOTING

INSTRUCTIONS FOR EACH PROPOSAL

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1. *- TO APPROVE OR DISAPPROVE A PROPOSED AGREEMENT AND PLAN OF --------->>> FOR --->>> 1. FOR ▢ AGN ▢ ABS ▢
REORGANIZATION PURSUANT TO WHICH FEDERATED GLOBAL TOTAL RETURN BOND FUND (FGTRB) WOULD ACQUIRE THE ASSETS OF FEDERATED PRUDENT DOLLARBEAR FUND (FPDBF) IN EXCHANGE FOR SHARES OF FGTRB, IN A COMPLETE LIQUIDATION AND DISSOLUTION OF FPDBF. (SEE PROXY STATEMENT FOR FULL PROPOSAL).

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NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

S60254

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

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FEDERATED FUNDS
ATTN: BETH DELL
1001 LIBERTY AVE
PITTSBURGH, PA
15222

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice. --->>> FOR ▢